SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             Spartech Corporation
                 ---------------------------------------------
            (Exact name of registrant as specified in its charter)



Delaware                  1-5911                   43-0761773
-----------------         ----------------         --------------------
(State or Other           (Commission File         (IRS Employer
Jurisdiction of           Number)                  Identification No.)
Incorporation)


120 South Central Avenue, Suite 1700
Clayton, Missouri                                  63105
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(Address of principal executive offices)           (Zip Code)



       Securities to be registered pursuant to Section 12(b) of the Act:
        ---------------------------------------------------------------

       Title of each class to be          Name of each exchange on which
            so registered                  each class is to be registered
            -------------                  ------------------------------

       Series Z Preferred Stock                New York Stock Exchange
          Purchase Rights

       Securities to be registered pursuant to Section 12(g) of the Act:
         -------------------------------------------------------------

                                    (None)


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Item 1. Description of Registrant's Securities to be Registered

On April 2, 2001, a Special Committee of the Company's Board of Directors declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of our common stock, par value $.75 per share. The dividend is payable on April 13, 2001 to our stockholders of record at the close of business on April 13, 2001. The Rights are subject to the terms of a Rights Agreement dated April 2, 2001 between the Company and Mellon Investor Services LLC, as the Rights Agent.

The Special Committee adopted the Rights Agreement to assist the Company in pursuing its long-term business strategies and enhancing stockholder value, by protecting our stockholders against unsolicited takeover efforts on unfavorable terms. In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of the Company's outstanding common stock after April 2, 2001 without the approval of the Board of Directors. Any current stockholder which beneficially owned more than 15% of our outstanding common stock as of April 2, 2001 may acquire up to an additional 1% of our outstanding common stock without penalty.

For those interested in the specific terms of the Rights Agreement, we provide the following summary of the principal features of the Rights. However, this description is only a summary and does not purport to be a complete description of the terms of the Rights. For more information, you should refer to the complete Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to the Registration Statement for the Rights on Form 8-A. A copy of the Rights Agreement is available from the Company on request, without charge.

The Rights.
----------

One Right will be issued for each share of the Company's common stock outstanding on April 13, 2001. The Rights will initially trade with, and will be inseparable from, the common stock. Identical Rights will also accompany any new shares of common stock the Company issues from April 13, 2001 until the Distribution Date described below or the redemption of the Rights, whichever occurs first. Until the Distribution Date, the Rights will be evidenced only by the certificates that represent shares of common stock.

Exercise Price of the Rights.
----------------------------

If and when the Rights become exercisable, each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series Z

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Preferred Stock for $70.00.  One one-thousandth of a share of Series Z
Preferred Stock will give the holder approximately the same dividend, voting, and liquidation rights as would one share of common stock.

Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights.

When the Rights Become Exercisable.
----------------------------------

The Rights will not be exercisable until:

     10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

     10 business days (or a later date determined by our Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins, or announces an intention to make, a tender offer or exchange offer, if the completion of the offer would result in that person or group becoming an Acquiring Person.

Any current stockholder which beneficially owned more than 15% of our outstanding common stock as of April 2, 2001 will not be an Acquiring Person so long as it does not purchase or acquire beneficial ownership of additional Spartech shares amounting to more than 1% of our outstanding common stock.

The Rights Agreement refers to the date when the Rights become exercisable as the "Distribution Date." Until the Distribution Date, the Company's common stock certificates will also evidence the Rights, and any transfer of shares of common stock will also constitute a transfer of the associated Rights. After the Distribution Date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock.

Any Rights held by an Acquiring Person become void and may not be exercised.

Other Consequences Of A Person Or Group Becoming An Acquiring Person.
--------------------------------------------------------------------

     Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $70.00 per Right, purchase shares of the Company's common stock with a market value of $140.00, based on the market price of the Company's common stock prior to the acquisition.

     Flip Over. If the Company is acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $70 per Right, purchase shares of the


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     acquiring corporation with a market value of $140, based on the market price of the acquiring corporation's stock prior to the merger.

Provisions of Series Z Preferred Stock.
--------------------------------------

If the Rights are exercised and Series Z Preferred Stock is issued, each one one-thousandth of a share:

     .    Will not be redeemable;

     . Will have the same voting power as one share of the Company's common stock;

     . Will entitle its holder to quarterly dividend payments of $.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

     . Will entitle its holder, if the Company is liquidated, to receive either $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater; and

     . If shares of the Company's common stock are exchanged in a merger, consolidation or similar transaction, will entitle the holder to a payment equal to the payment made on one share of common stock.

Redemption.
----------

The Company's Board of Directors may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the holders will have only the right to receive the redemption price. The redemption price will be adjusted if there is a stock split or stock dividend with respect to our common stock.

Exchange.
--------

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, the Company's Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right not held by the Acquiring Person. Rights held by the Acquiring Person will be void and will not be exchanged.




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

Expiration.
----------

The Rights will expire on April 2, 2011. The holders of the Rights will not become entitled to any payment or other consideration on account of the expiration of the Rights.

Anti-Dilution Provisions.
------------------------

The Board of Directors may adjust the purchase price of the Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights, in order to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Stock or common stock. No adjustments to the purchase price of the Preferred Stock of less than 1% will be made.

Amendments to the Rights Agreement.
----------------------------------

The Board of Directors may amend the terms of the Rights Agreement without the consent of the holders of the Rights. However, after a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects the holders of the Rights.


Item 2.  Exhibits.

99.1 Rights Agreement, dated as of April 2, 2001, between the Company and Mellon Investor Services LLC, as Rights Agent, which includes the form of Certificate of Designations with respect to the Series Z Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C.

99.2 Press Release dated April 3, 2001.


SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         SPARTECH CORPORATION

Date April 5, 2001                       By:  /S/ Randy C. Martin
                                              -----------------------
                                              Randy C. Martin
                                              Executive Vice President-Acrylics
                                              and Chief Financial Officer




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